Advanced Series Trust

655 Broad Street, 6th Floor

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 14, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alberto Zapata

Re:	Advanced Series Trust: Form N-1A
Post-Effective Amendment No. 189 to the Registration
Statement under the Securities Act of 1933;
Amendment No. 197 to the Registration Statement under
the Investment Company Act of 1940
Securities Act Registration No. 033-24962
Investment Company Act No. 811-05186

Dear Mr. Zapata:

We filed through EDGAR on October 4, 2023 on behalf of AST Bond Portfolio 2035 (the "Portfolio"), a series of Advanced Series Trust (the "Trust" or "Registrant"), Post-Effective Amendment No. 189 to the Registration Statement under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 197 to the Registration Statement under the Investment Company Act of 1940 (the "1940 Act") (the "Amendment"). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the Trust.

This letter responds to the Staff's comments on the Amendment that you conveyed by telephone on December 11, 2023. For your convenience, a summary of the Staff's comments is included herein and the Portfolio's responses are keyed accordingly, as set forth below. The responses will be included in Post-Effective Amendment No. 190 to the Registrant's registration statement under the 1933 Act to be filed under Rule 485(b) on December 18, 2023.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment. The Commission Staff's comment, and the Registrant's proposed responses are set forth below.

PROSPECTUS:

1.Comment: The Portfolio is named the "AST Bond Portfolio 2035." However, in the "Principal Investment Strategies" of the prospectus, the 80% policy for the Portfolio does not include the term "bond." Please reframe the 80% policy to indicate that the 80% policy reflects investments in bonds.

Response: The Registrant has reviewed the disclosure and has made the appropriate enhancements in response to the Staff's comment.

2.Comment: In the "Principal Investment Strategies" of the prospectus, the disclosure indicates that the Portfolio may use derivatives to try to reduce risk or to increase return consistent with the Portfolio's overall investment objective. Please enhance the disclosure to indicate what types of derivatives may be used by the Portfolio.

Response: The Registrant has reviewed the disclosure and has made the appropriate enhancements in response to the Staff's comment to disclose the types of derivatives used as part of the Portfolio's principal investment strategies.

3.Comment: In the "Principal Risks of Investing in the Portfolio" section, the Registrant includes "Fund of Funds Risk." Specifically, the Fund of Funds Risk references the use of "Underlying Portfolios."

However, the Prospectus did not previously define what is meant by the use of the term "Underlying Portfolios." In addition, please clarify if the use of the term "Portfolio" is meant to represent the "Central Portfolio" or the "AST Bond Portfolio 2035." Please review and revise the risk disclosure.

Response: The Registrant has reviewed the risk disclosure and has revised the language to reflect the risks associated with investing in underlying portfolio(s). In addition, the Registrant confirms supplementally that the term "Portfolio" is intended to represent the "AST Bond Portfolio 2035" and the Registrant believes existing disclosure sufficiently describes the Portfolio's investment in underlying portfolios including the AST Target Maturity Central Portfolio (the "Central Portfolio").

4.Comment: In the "Principal Investment Policies" section of the "More Detailed Information of How the

Portfolio Invests" section of the Prospectus, the Registrant references that "[t]he Central Portfolio is a special type of investment vehicle for sole use by the Target Maturity Portfolios." However, the term Target Maturity Portfolios is not a defined term. Please revise the disclosure and clarify the term.

Response: The Registrant has reviewed the disclosure and has made the appropriate enhancements in response to the Staff's comment to provide additional clarity regarding the target maturity portfolios that invest in the Central Portfolio.

5.Comment: To be consistent with the disclosure within the Prospectus, please include the statement "PGIM Fixed Income currently intends to maintain an overall weighted average credit quality rating of A- or better for the Central Portfolio. This target overall credit quality for the Central Portfolio will be based on ratings as of the date of purchase. In the event the overall credit quality drops below A- due to downgrades of individual portfolio securities, the PGIM Fixed Income will take appropriate action based upon the relevant facts and circumstances" in the "Principal Investment Strategies" section of the

Prospectus.

Response: The Registrant has reviewed the disclosure and has included the proposed language.

* * *

Please contact the undersigned at (973) 420-6867 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez

Melissa Gonzalez

Vice President and Corporate Counsel

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